December 21, 2005



Fax (201) 529-4564
Room 4561

Yacov Kaufman
Vice President,
  Chief Financial Officer
Data Systems and Software Inc.
200 Route 17
Mahwah, NJ  07430

      RE: 	Data Systems and Software Inc.
      	Form 10-K for Fiscal Year Ended December 31, 2004
      Form 10-Q for Fiscal Quarters Ended March 31, 2005,
        June 30, 2005 and September 30, 2005
		File No. 000-19771

Dear Mr. Kaufman:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in our comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment 1 where you indicate that the use of an auditor licensed outside of the United States was cleared in advance by the Staff. However, you did not provide the requested information, including all substantive facts and reasons, to support your basis for the use of that auditor. Please tell us
(1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located (4) where the majority of the audit work is conducted and any other substantive facts or reasons supporting the use of an auditor licensed outside of the United States.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-11

2. We note your response to prior comment 4 regarding EITF 99-19`s applicability to your reseller arrangements. It is not evident from your response whether you meet the criteria of EITF 99-19 for reporting revenues on a gross basis. Help us understand the material terms and nature of your customary arrangements with suppliers. Please provide the following information:
* Your standard reseller agreement;
* A summary of the material terms of your agreements with suppliers;
* A description of warranties provided to customers by you and/or your suppliers;
* Clarify what you mean by "Databit is the primary obligor in the sales arrangement opposite the customer";
* Explain what you mean by "Databit has complete discretion (within economic constraints) as to the prices it charges..." and
* What remedies do customers have if products or services are not delivered or there is a defect in the products. Is this remedy provided by you or your suppliers?

3. We note your response to prior comment number 5 where you indicate that software is incidental to the sale of computer hardware and that marketing efforts are geared toward the selling of computer hardware, not computer software. Tell us whether the software is a significant focus of the marketing effort or is sold separately. Also, tell us whether you provide post-contract customer support for the software or incur significant costs within the scope of SFAS No. 86. Refer to footnote 2 to SOP 97-2.

Comverge, Inc. and Subsidiaries

Report of Independent Auditors

4. We note your response to prior comment 9 where you indicate that you will file a revised Form 10-K including the auditor`s signature.
Tell us when you intend to file the amended Form 10-K.




Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4. Controls and Procedures, page 15

5. We note your response to prior comment 11 where you discuss your consideration of Exchange Act Rules 13a-15(e) and 13a-15(f). In future filings revise to disclose, if true, that your disclosure controls and procedures are "effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange
Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
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Yacov Kaufman
Data Systems and Software Inc.
December 21, 2005
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